                                                          Securities Act of 1933
                                                              File No. 333-31845

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           _________________________

                                   FORM T-1

                           STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF
                  A CORPORATION DESIGNATED TO ACT AS TRUSTEE
                           _________________________

               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                OF A TRUSTEE PURSUANT TO SECTION 305(B)(2)  X
                                                          -----
                           _________________________

                    U.S. TRUST COMPANY OF CALIFORNIA, N.A.
              (Exact name of trustee as specified in its charter)

                                                            95-4311476
                                                         (I.R.S. employer
                                                        identification No.)

515 South Flower Street, Suite 2700
Los Angeles, CA                                                90071
(Address of principal                                        (Zip Code)
executive offices)
                                  DWIGHT LIU
                      515 South Flower Street, Suite 2700
                         Los Angeles, California 90071
                                (213) 861-5000

 (Name, address, including zip code and telephone number of agent for service)
                         ____________________________

                                MGM Grand, Inc.
              (Exact name of obligor as specified in its charter)

                DELAWARE                                    88-0215232
      (State or other jurisdiction                       (I.R.S. Employer
    of incorporation or organization)                   Identification No.)

                        3799 Las Vegas Boulevard South
                            Las Vegas, Nevada 89109
                (Address of principal chief executive offices)


                             MGM Grand Hotel, Inc.
                           MGM Grand Movieworld, Inc.
                              Grand Laundry, Inc.
                            MGM Grand Monorail, Inc.
                                MGM Dist., Inc.
                                 Destron, Inc.
                            Destron Marketing, Inc.
                         MGM Grand Merchandising, Inc.
                               MGMG Trading Co.
                         MGM Grand Atlantic City, Inc.
                          MGM Grand Development, Inc.
                            MGM Grand Detroit, Inc.
           (Exact name of guarantors as specified in their charters)

Nevada                                                                88-0108587
Nevada                                                                88-0260416
Nevada                                                                88-0298834
Nevada                                                                88-0303364
Nevada                                                                88-0230514
Nevada                                                                88-0234293
Nevada                                                                88-0330790
Nevada                                                                88-0339740
Nevada                                                                88-0373099
New Jersey                                                            88-0354792
Nevada                                                                88-0368826
Delaware                                                              91-1829051
(State or other jurisdiction                (IRS Employer Identification Number)
of incorporation or organization)

                  6 7/8% Senior Collateralized Notes due 2008
                        (Title of indenture securities)

    GENERAL
    -------


1.  General Information.
    --------------------

    Furnish the following information as to the trustee:

    (a) Name and address of each examining or supervising authority to which it is subject.

        Comptroller of the Currency
        490 L'Enfant Plaza East, S.W.
        Washington, D.C.  20219

        Federal Deposit Insurance Corporation
        550 17th Street, N.W.
        Washington, D.C.  20429

        Federal Reserve Bank (12th District)
        San Francisco, California

    (b) Whether it is authorized to exercise corporate trust powers.

    The trustee is authorized to exercise corporate trust powers.

2.  Affiliations with the Obligor
    -----------------------------

    If the obligor is an affiliate of the trustee, describe each such affiliation.

    None.

3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15.

    The obligor currently is not in default under any of its outstanding securities for which U.S. Trust Company of California, N.A. is Trustee. Accordingly, responses to Items 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15
of Form T-1 are not required under General Instruction B.

16.  List of Exhibits
     ----------------

     T-1.1 - A copy of the Articles of Association of U.S. Trust Company of California, N.A. currently in effect; incorporated herein by reference to Exhibit T-1.1 filed with Form T-1 Statement, Registration No. 33-33031.

     T-1.2 -  Included in Exhibit T-1.1

     T-1.3 -  Included in Exhibit T-1.1

     T-1.4 - A copy of the By-Laws of U.S. Trust Company of California, N.A., as amended to date; incorporated by reference to Exhibit T-1.4 filed with Form T-1 Statement, Registration No. 33-54136.

     T-1.6 - The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939; incorporated herein by reference to Exhibit T-1.6 filed with Form T-1 Statement, Registration No. 33-33031.

     T-1.7 - A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority

NOTE
----

As of Febraury 3, 1998 the Trustee had 20,000 shares of Capital Stock outstanding, all of which are owned by U.S. Trust Corporation

The responses to Items 2, 5, 6, 7, 8, 9, 10, 11 and 14 set forth the information requested as though U. S. Trust Company of California, N.A. and U.S. Trust Corporation were the "trustee."

In answering Item 2 in this statement of eligibility as to matters peculiarly within the knowledge of the obligor or its directors, the trustee has relied upon information furnished to it by the obligor and will rely on information to be furnished by the obligor and the trustee disclaims responsibility for the accuracy or completeness of such information.

                         -----------------------------

Pursuant to the requirements of the Trust Indenture of Act of 1939, the trustee, U.S. Trust Company of California, N.A., a corporation organized and existing under the laws of the State of California, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Los Angeles, and State of California, on the 4th day of February, 1998.

                                    U.S. TRUST COMPANY OF CALIFORNIA, N.A.
                                    Trustee


                                    By: /s/ SANDRA H. LEESS
                                       -----------------------------------
                                    Sandra H. Leess
                                    Authorized Signatory

                                                                                                                       Exhibit T-1.7

U.S. Trust Company of California, N.A.               Call Date:           12/31/97      ST-BK:     06-0784             FFIEC  033
515 South Flower Street, Suite 2700                  Vendor ID:                  D      Cert#:     33332               Page RC-1
Los Angeles, CA 90071                                Transit #:           12204024                                __________________
                                                                                                                           9
                                                                                                                  __________________

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
AND STATE-CHARTERED SAVINGS BANKS FOR December 31, 1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

Schedule RC - Balance Sheet
                                                                                                                   C200 (Less Than)-
                                                                                                         Dollar Amounts in Thousands
____________________________________________________________________________________________________________________________________
ASSETS
1.     Cash and balances due from depository institutions (from Schedule RC-A)                                  RCON
                                                                                                                ----
       a.  Noninterest-bearing balances and currency and coin (1)__________________     _______     _______     0081      7,614  1.a
       b.  Interest bearing balances (2)___________________________________________     _______     _______     0071        239  1.b
2.     Securities:
       a.  Held-to-maturity securities (from Schedule RC-B, column A)______________     _______     _______     1754          0  2.a
       b.  Available-for-sale securities (from Schedule RC-B, column D)____________     _______     _______     1773    178,381  2.b
3.     Federal funds sold and securities purchased under agreements to resell______     _______     _______     1350     60,000  3.
4.     Loans and lease financing receivables:                                            RCON
                                                                                         ----
       a.  Loans and leases, net of unearned income (from Schedule RC-C)___________      2122        55,706                      4.a
       b.  LESS: Allowances for loan and lease losses______________________________      3123         1,000                      4.b
       c.  LESS: Allocated transfer risk reserve___________________________________      3128             0                      4.c
       d.  Loans and leases, net of unearned income, allowance, and reserve                                     RCON     54,706
                                                                                                                ----
           (items 4.a minus 4.b and 4.c)___________________________________________     _______     _______     2125             4.d
5.     Trading assets______________________________________________________________     _______     _______     3545          0  5.
6.     Premises and fixed assets (including capitalized leases)____________________     _______     _______     2145      6,801  6.
7.     Other real estate owned (from Schedule RC-M)________________________________     _______     _______     2150          0  7.
8.     Investments in unconsolidated subsidiaries and associated companies
       (from Schedule RC-M)________________________________________________________     _______     _______     2130          0  8.
9.     Customers' liability to this bank on acceptances outstanding________________     _______     _______     2155          0  9.
10.    Intangible assets (from Schedule RC-M)______________________________________     _______     _______     2143      2,380  10.
11.    Other assets (from Schedule RC-F)___________________________________________     _______     _______     2160      5,307  11.
12.    Total assets (sum of items 1 through 11)____________________________________     _______     _______     2170    315,428  12.
----------------
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.

U.S. Trust Company of California, N.A.               Call Date:           12/31/97      ST-BK:     06-0784             FFIEC  033
515 South Flower Street, Suite 2700                  Vendor ID:                  D      Cert#:     33332               Page RC-2
Los Angeles, CA 90071                                Transit #:           12204024                                __________________
                                                                                                                          10
                                                                                                                  __________________
Schedule RC - Continued
                                                                                                         Dollar Amounts in Thousands
____________________________________________________________________________________________________________________________________
LIABILITIES
13.    Deposits:
       a.  In domestic offices (sum of totals of                                                             RCON
                                                                                                             ----
           columns A and C from Schedule RC-E)__________________________________                             2200    277,226  13.a
                                                                                      RCON
                                                                                      ----
           (1) Noninterest-bearing (1)__________________________________________      6631        33,806                      13.a.1
           (2) Interest-bearing_________________________________________________      6636       243,420
       b.  In foreign offices, Edge and Agreement subsidiaries, and IBFs
           (1) Noninterest-bearing______________________________________________
           (2) Interest-bearing_________________________________________________
14.    Federal funds purchased(2) and securities sold under agreements to                                    RCON          0  14
       repurchase:                                                                                           ----
                                                                                                             2800
15.    a.  Demand notes issued to the U.S. Treasury_____________________________     _______     _______     2840          0  15.a
       b.  Trading liabilities__________________________________________________     _______     _______     3548          0  15.b
16.    Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases):
       a.  With a remaining maturity of one year or less________________________     _______     _______     2332          0  16.a
       b.  With a remaining maturity of more than one year through three                                                   0
           years________________________________________________________________     _______     _______     A547             16.b
       c.  With a remaining maturity of more than three years___________________     _______     _______     A548          0  16.c
17.    Not applicable
18.    Bank's liability on acceptances executed and outstanding_________________     _______     _______     2920          0  18.
19.    Subordinated notes and debentures________________________________________     _______     _______     3200          0  19.
20.    Other liabilities (from Schedule RC-G)___________________________________     _______     _______     2930      8,609  20.
21.    Total liabilities (sum of items 13 through 20)___________________________     _______     _______     2948    285,835  21.
22.    Not applicable

EQUITY CAPITAL
23.    Perpetual preferred stock and related surplus____________________________     _______     _______     3838      5,000  23.
24.    Common stock_____________________________________________________________     _______     _______     3230      2,000  24.
25.    Surplus (exclude all surplus related to preferred stock)_________________     _______     _______     3839     12,745  25.
26.    a.  Undivided profits and capital reserves_______________________________     _______     _______     3632      8,609  26.a
       b.  Net unrealized holding gains (losses) on available-for-sale
           securities___________________________________________________________     _______     _______     8434      1,239  26.b
27.    Cumulative foreign currency translation adjustments______________________
28.    a.  Total equity capital (sum of items 23 through 27)____________________     _______     _______     3210     29,593  28.
29.    Total liabilities and equity capital (sum of items 21 and 28)____________     _______     _______     3300    315,428  29.

Memorandum
 To be reported only with the March Report of Condition.
1.     Indicate in the box at the right the number of the statement below that best
       describes the most comprehensive level of auditing work performed for the bank                        RCON
                                                                                                             ----
       by independent external auditors as of any date during 1996______________________________________     6724       N/A   M.1

1 = Independent audit of the bank conducted in accordance                 4 = Directors' examination of the bank performed by other
    with generally accepted auditing standards by certified                   external auditors (may be required by state chartering
    public accounting firm which submits a report on the bank                 authority)
2 = Independent audit of the bank's parent holding company                5 = Review of the bank's financial statements by external
    conducted in accordance with generally accepted auditing                  auditors
    standards by a certified public accounting firm which                 6 = Compilation of the bank's financial statements by
    submits a report on the consolidated holding company                      external auditors
    (but not on the bank separately)                                      7 = Other audit procedures (excluding tax preparation
3 = Directors' examination of the bank conducted in accordance                work)
    with generally accepted auditing standards by a certified             8 = No external audit work
    public accounting firm (may be required by state chartering authority)
------------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Includes limited life preferred stock and related surplus.